Exhibit 99.1

Public Notice for Record Date of the Second Quarterly Dividend

Pursuant to Article 354 of the Commercial Act of Korea and Article 15 of the Articles of Incorporation of the Company, the Company designates the record date for the second quarter of 2018 dividend as below.

1. Purpose: To finalize the list of shareholders eligible for the receipt of the second quarter dividend for year 2018

2. Record Date: June 30 , 2018 (Seoul Time)